[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

September 28, 2005

VIA FEDEX AND EDGAR

Re:	Sealy Corporation
Registration Statement on Form S-1
File No. 333-126280

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ms. Meagan Caldwell

Dear Ms. Caldwell:

On behalf of Sealy Corporation (the “Company”), we are providing the following responses to your comment letter, dated September 19, 2005, regarding the above-referenced Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  The responses and information described below are based upon information provided to us by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 40

Fiscal Year Ended November 28, 2004 Compared With Year Ended November 30, 2003, page 49

1.                                       We read your responses to our comment 19 from our letter dated August 29, 2005 and comment 78 from our letter dated July 29, 2005 and revised disclosures. The revised disclosure included in your MD&A states in fiscal 2004 your product return costs associated with warranties increased $8.3 million over fiscal 2003.

You further disclose that this increase was due to improvements in the method for capturing information related to product returns and an increase in the estimated age of products returned. Your response to our comment 19 from our letter dated August 29, 2005 specifically addresses the following components of the warranty provision, which comprise a portion of the $8.3 million warranty provision recorded in fiscal 2004:

•                                          $2.7 million related to a change in estimate based on a portion of warranty returns, previously recorded as sales returns,

•                                          $0.7 million related to the timeliness of recording warranty claims, attributable to a backlog of unprocessed claims, and

•                                          $1.1 million due to an error in the warranty reserve at November 30, 2003.

The above mentioned components represent approximately $4.5 million of the increase in the warranty provision over fiscal 2003. Excluding the factors above, which contributed to the $8.3 million increase in the warranty provision, your reserve increased approximately $3.8 million, or 34.5%; however your net sales increased only 13.5% in fiscal 2004 compared to fiscal 2003. Please expand your disclosure to discuss the other factors that contributed to the additional $3.8 million increase in your reserve. In addition, please include in your disclosure the above mentioned components of the warranty provision, which you included in your response to our comment 19 from our letter dated August 29, 2005. As previously requested, please also expand your MD&A to discuss the business reasons for changes in your warranty provision between November 2002 and November 2003. Please also include a similar discussion in your MD&A related to your comparison of your fiscal quarter ended May 29, 2005 to your fiscal quarter ended May 30, 2004.

In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 44, 48, 49, 51 and F-15 of the Registration Statement.  Please refer to Exhibit A for the text of the proposed revisions.

Notes to Financial Statements for the years ended November 29, 2004 and November 30, 2003

Note 1: Significant Accounting Policies, page F-9

Warranties, page F-15

2.                                       We read your responses to our comment 19 from our letter dated August 29, 2005 and comment 78 from our letter dated July 29, 2005 and revised disclosure. Our comment 19 from our letter dated August 29, 2005 requested that you revise your table included in your disclosure to separately state the portion of your warranty provision that relates to current year sales from the portion of your warranty provision that represents a change in your estimate of the provision from prior years. You have included in a footnote to your warranty provision information relating to the following:

•                                          $2.7 million related to a change in estimate based on a portion of warranty returns, previously recorded as sales returns and

•                                          $0.7 million related to the timeliness of recording warranty claims, attributable to a backlog of unprocessed claims.

Your footnote does not reference the $1.1 million adjustment recorded in fiscal 2004 relating to an error in the warranty reserve at November 30, 2003. Please revise your disclosure to include this. Excluding the aforementioned components of your warranty provision recorded in fiscal 2004, your warranty provision increased approximately $3.8 million, or 33%, over fiscal 2003. If any or all of this relates to changes in your estimate of the provision from prior years, please include this in your footnote.

In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 44, 49, 51 and F-15 of the Registration Statement.  Please refer to Exhibit A for the text of the proposed revisions.

3.                                       We read your responses to our comment 19 from our letter dated August 29, 2005 and comment 78 from our letter dated July 29, 2005 and revised disclosure. Our comment 19 from our letter dated August 29, 2005 requested that you revise your table included in your disclosure to separately state the portion of your warranty claims that relates to current year sales from the portion of your warranty claims that relates to prior years. You have included in a footnote to your warranty claims information relating to the following:

•                                          $2.7 million related to a change in estimate based on a portion of warranty returns, previously recorded as sales returns and

•                                          $0.7 million related to the timeliness of recording warranty claims, attributable to a backlog of unprocessed claims.

Your response states that prior to fiscal 2004 you did not have a system in place to capture the date of manufacture and associate that with the date of a specific warranty claim. Based on this it would appear that at a minimum you would be able to distinguish those claims received in 2004 from those that relate to prior years as a whole, if not expressly by year. Please revise your disclosure as previously requested.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as noted in its response to comment 19 in the Company’s response letter dated September 9, 2005, the Company was unable to determine the ages of warranty returns prior to fiscal 2004. In order to determine the age of a returned product, the date of manufacture must be captured and associated with the date of the return. Also as previously noted in its response, during fiscal 2004 the Company implemented an enhanced product return process which enabled it to begin capturing the date of manufacture associated with returned beds.  However, this enhanced process was not implemented until May of 2004 and was further refined and adjusted over an approximately ninety day period; thus, the date of manufacture was unavailable with respect to beds returned during the first five months of fiscal 2004.  Complete data does not exist to determine the number of beds returned in fiscal 2004 that were manufactured in prior fiscal years.  Accordingly, the Company respectfully advises the Staff that it is unable to revise its disclosure to show the portion of fiscal 2004 warranty claims associated with prior years’ sales.

4.                                       We read your response to our comment 19 from our letter dated August 29, 2005 and Exhibit A, which you included in your response. Your response indicates that a portion of your fiscal 2004 warranty provision relates to an adjustment recorded related to an error totaling $1.1 million, which was recorded in fiscal 2004 relating to fiscal 2003. You further stated that you determined this error to be immaterial related to fiscal years 2003 and 2004 and to the third fiscal quarter in 2004. Please tell us the consideration you gave to the impact that the $1.1 million adjustment recorded during the fiscal quarter ended August 29, 2004 would have had on your results of operations for the fourth fiscal quarter of 2003 and the first quarter of 2004 had the adjustment been made in one of those quarters instead. In reaching your conclusions, please also tell us how you considered the materiality of correcting this error had it instead been corrected in fiscal 2003, the fourth quarter of 2003, and the first quarter of 2004 as it relates to your per share net loss available to common shareholders computations for each of these periods. Please also address in your response how this would have impacted your debt covenants.

Analysis of Materiality of the Computation Error in the Determination of Warranty Reserve at November 30, 2003, and the Subsequent Correction Thereof in Fiscal 2004

Background:

In determining its estimate of the warranty liability as of November 30, 2003, the Company erroneously identified approximately $1.1 million recorded in the general ledger as being available for application to the required amount of the reserve for domestic operations. In fact, this amount had been set up in prior years as a reserve for warranty obligations for certain of the Company’s international operations, though the amount was recorded on the domestic corporate ledger. As a result, the Company’s total warranty reserve and warranty provision as of and for the fiscal quarter and year ended November 30, 2003 was understated by approximately $1.1 million.  The portion of the reserve attributable to international operations had been properly considered in reserve analyses for prior quarters; therefore, no other interim periods in fiscal 2003 were affected.

The error was discovered in the third quarter of fiscal 2004, and the correction of the error was recorded in that same quarterly period. To correct the error, the Company re-established the $1.1 million as a reserve for estimated warranty obligations for certain of its international operations, and adjusted its domestic reserve to the new estimate after excluding the $1.1 million from the available balance. Therefore, while the estimate of the warranty reserve was correct at November 28, 2004, the warranty provision for the fiscal year then ended was overstated by approximately $1.1 million.

The Company believes that recording the correction of the error in the third quarter of fiscal 2004 was appropriate based on the following considerations of materiality involving quantitative and trend analysis as well as other significant qualitative considerations.

Materiality:

In assessing materiality for the purpose of determining whether a particular amount, event, or other fact requires disclosure in its financial statements, it is the Company’s policy to consider all relevant facts and circumstances related to the matter under consideration. Such facts and circumstances considered extend beyond simple quantitative measures of materiality. This policy is consistent with the approach of the SEC Staff as set forth in SEC Staff Accounting Bulletin No. 99 (SAB 99), which states, in part:

The staff has no objection to such a “rule of thumb” [referring to a 5% test] as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In addition, for interim periods the Company considers the guidance of APB Opinion No. 28, Interim Financial Reporting, paragraph 29 of which states, in part:

29.     In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period. (emphasis added)

Accordingly, the Company believes that any quantitative assessment of materiality must be balanced with careful consideration of qualitative factors which may bear on the perception of materiality held by the users of the Company’s financial statements, and further, that errors related to interim reporting periods should be considered in the context of annual fiscal earnings and trends.

Quantitative Analysis:

In evaluating the warranty error, the Company considered the absolute value of the warranty error compared to key components of the statement of operations, as well as Adjusted EBITDA (as defined in the Company’s credit agreements), as reported for each fiscal period affected or potentially affected by the error or its correction as follows:

	($ in millions, except per share amounts)
	Annual Fiscal Year			Interim Fiscal Periods
	2003	2004	2004A (1)	4th Qtr 2003	1st Qtr 2004 (2)	3rd Qtr 2004

Sales	$1,189.9	$1,314.0	$1,314.0	$306.8	$318.2	$357.3
Error	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1
Percent	0.09%	0.08%	0.08%	0.36%	0.35%	0.31%

Gross Profit	$494.8	$573.9	$573.9	$128.0	$134.6	$163.3
Error	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1
Percent	0.22%	0.19%	0.19%	0.86%	0.82%	0.67%

Operating income	$105.9	$22.2	$154.7	$26.3	$36.1	$47.0
Error	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1
Percent	1.04%	4.95%	0.71%	4.18%	3.05%	2.34%

Pretax income	$36.5	$(49.6)	$82.8	$7.2	$19.6	$28.5
Error	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1
Percent	3.02%	-2.22%	1.33%	15.19%	5.63%	3.87%

Net income	$18.3	$(40.1)	$48.9	$1.5	$11.3	$20.2
Error (net of tax)	$0.7	$0.7	$0.7	$0.7	$0.7	$0.7
Percent	3.83%	-1.75%	1.43%	46.93%	6.22%	3.47%

Per Share:
Net income as reported	$0.17	$(0.40)	$0.49	$0.01	$0.10	$0.22
Net income adjusted for effect of error	$0.16	$(0.40)	$0.50	$0.01	$0.11	$0.23

Adjusted EBITDA	$158.6	$200.0	$200.0	$45.3	$46.1	$60.3
Error	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1
Percent	0.69%	0.55%	0.55%	2.43%	2.39%	1.82%

(1)          Fiscal year 2004 as adjusted to exclude the effects of $133.4 million of non-recurring expenses related to April 6, 2004 recapitalization.

(2)          The Staff has asked the Company to comment on how it considered the impact of the error on the first quarter of fiscal 2004. The Company respectfully advises the Staff that it does not believe the error impacted this period as it occurred in the fourth quarter of fiscal 2003 and was discovered and corrected in the third quarter of fiscal 2004. However, at the Staff’s request, we have included it in this analysis.

As can be seen by the percentages of the error to each key component of the statement of operations, the error is immaterial relative to all of the key components for fiscal years 2003 and 2004, with the greatest effect being less than 5% of income for operations for fiscal 2004. Furthermore, when the one-time impact of recapitalization expenses (which were separately disclosed on the face of the fiscal 2004 statement of operations in arriving at income from operations) are excluded, the impact is reduced to only 0.71%.

With respect to the interim fiscal periods, the error is also immaterial with respect to all components of the statement of operations for the third quarter of fiscal 2004, and is likewise immaterial with respect to sales, gross profit and income from operations for the fourth quarter of fiscal 2003. While the significance of the error relative to pre-tax and net income for the fourth quarter of fiscal 2003 is more pronounced, the Company, as per the guidance of APB 28, placed primary emphasis upon the significance of the error relative to the full fiscal year. Furthermore, the fourth quarter of the Company’s fiscal years has historically produced less than 25% of the earnings for the full annual period, with the fourth quarter of fiscal 2003 representing only 8.1% of earnings for the year as reported.

With respect to per share amounts, the effect of the error, net of tax, was approximately $0.006 to $0.007 per share for each period shown above. Due to rounding, the effect on reported earnings per share would have been either $0.00 or $0.01 per share. Because the Company was not publicly traded and had provided no guidance with regard to earnings per share, and because earnings per share has no affect on the Company’s debt covenant calculations, the Company has determined that the affect on earnings per share for each period shown above is not material.

Adjusted EBITDA has been included in the analysis as it is a key factor in the calculation of various covenant compliance ratios by the Company’s creditors. The error is immaterial with respect to Adjusted EBITDA for all periods presented, and would not have affected the Company’s compliance with debt covenants. Because the Company is a highly-leveraged entity, its creditors typically place a greater emphasis on Adjusted EBITDA and other measures of liquidity than is placed upon net income.

As noted above, the first quarter of fiscal 2004 has been included in the analysis at the Staff’s request, although the error neither occurred nor was corrected in that interim period.

Trend Analysis:

The following charts illustrate the impact of the error on the trend of gross profit, operating income, and pre-tax income for all fiscal quarters over a three year period through fiscal 2004 (1):

(1)          The Staff has asked the Company to comment on how it considered the impact of the error on the first quarter of fiscal 2004. The Company respectfully advises the Staff that it does not believe the error impacted this period as it occurred in the fourth quarter of fiscal 2003 and was discovered and corrected in the third quarter of fiscal 2004. However, at the

Staff’s request, we have included it in this analysis and presented the trend impact as if the error had been discovered and corrected in that period.

As is clearly demonstrated in the preceding illustration, the error and its correction have virtually no impact on the quarterly trend of reported gross profit, income from operations and pre-tax income over the three year period from fiscal 2002 through fiscal 2004, as adjusted to remove the effects of the April 6, 2004 recapitalization expenses.  Therefore the Company has appropriately considered the impact of the error on the trend of earnings as required by paragraph 29 of APB 28, cited under “Materiality” above.

Qualitative Considerations:

As noted under “Materiality” above, qualitative aspects as well as quantitative measures must be considered in arriving at a determination of materiality, such that a conclusion can be reached as to whether the fact or amount in question may have altered the “total mix” of information as discussed in SAB 99 which states, in part:

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts.

While noting that the list is not exhaustive, the Staff included in SAB 99 nine qualitative considerations which might be addressed in arriving at a determination of materiality. In performing its assessment of materiality with regard to the warranty error, the Company has addressed these considerations as follows:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The error is related to the Company’s estimation of its reserve for warranty obligations in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss – an Interpretation of FASB Statement No. 5. While the Company believes that future warranty claims can be reasonably estimated, estimates of future activity are nonetheless inherently imprecise and subject to adjustment based on actual experience. Such inherent imprecision tends to lessen the degree of materiality associated with any error in the estimation process, as is discussed in Note 14 to SAB 99, which states, in part:

As stated in Concepts Statement No. 2, paragraph 130: Another factor in materiality judgments is the degree of precision that is attainable in estimating the judgment item. The amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases. For example, accounts payable usually can be estimated more accurately than can contingent liabilities arising from litigation or threats of it, and a deviation considered to be material in the first case may be quite trivial in the second.

•                  Whether the misstatement masks a change in earnings or other trends.

As illustrated above under “Trend Analysis”, neither the error nor its correction changes the direction of the Company’s significant trends related to results of operations for fiscal quarters for 2002 through 2004.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

Having no public equity securities outstanding at the time of the error or its correction, and having issued no guidance to market analysts regarding expected earnings during such periods, the Company is not aware of any analysts’ expectations, including those of its bond analysts, that would not have been met with respect to the fiscal fourth quarter of 2003 had the error been recorded in the correct period.  The Company has historically been and continues to be a highly-leveraged entity of which the primary external stakeholders are bond holders and other creditors.  Such stakeholders, along with bond analysts, have typically placed considerably higher emphasis on cash flow and other measures of liquidity.  Neither the error nor its correction would have had any effect on cash flow from operations for any period affected and only a minimal impact on other measures of liquidity used by our creditors. A measure of liquidity used as a key factor in the calculation of various covenant compliance ratios by the Company’s creditors is Adjusted EBITDA, as defined in the Company’s senior credit agreements, and the relative significance of the error to such measures is as follows:

	($ in millions)
	Annual Fiscal Year		Interim Fiscal Periods
	2003	2004	Q4 2003	Q1 2004	Q3 2004

Adjusted EBITDA	$158.6	$200.0	$45.3	$46.1	$60.3
Error	$1.1	$1.1	$1.1	$1.1	$1.1
Percent	0.69%	0.55%	2.43%	2.39%	1.82%

For each period affected, Adjusted EBITDA before and after the effect of the error was significantly in excess of the amounts below which compliance with covenants contained in the Company’s senior debt agreements would have been affected.

•                  Whether the misstatement changes a loss into income or vice versa.

As shown under “Quantitative Analysis” and “Trend Analysis” above, the error would not have changed a reported loss into income or vice versa.

•                  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The Company has one reportable industry segment, the manufacture and marketing of conventional bedding. Thus, the analysis of materiality need only be applied to the Company as a whole.

•                  Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The Company is not subject to any compliance with regulatory requirements with which would have been affected by the error. Because warranties are deducted as claimed, not as accrued, there was no impact on the Company’s tax returns for the periods in question.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

As noted above, the impact of the error on the Company’s Adjusted EBITDA (as defined in the Company’s credit agreements) and financial condition would have had no effect on the Company’s compliance with loan covenants or other contractual requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The Company’s senior executives receive bonus compensation based in part on profitability and in part on reduction of debt. The error did not have any affect on bonus compensation in 2003 due to the profitability component of the bonus plan being out of the money.  Management did not become aware of the error until 2004, and the resulting correction resulted in a slight decrease in bonus compensation for that period.

•                  Whether the misstatement involves concealment of an unlawful transaction.

The error resulted from an unintentional computational oversight and did not involve concealment of an unlawful transaction.

The Company is not aware of any other pertinent factors which should be considered in this qualitative evaluation of the materiality of the error.

Conclusion:

Based on the foregoing quantitative analysis and qualitative considerations, the Company believes that the error is not material relative to all key components of results of operations, the quarterly trend of such results, and with respect to all qualitative aspects considered. Correction of the error in the third quarter of fiscal 2004 did not materially misstate the annual or interim financial statements for any period in either fiscal 2003 or 2004.  The Company believes this determination is appropriate based on the guidance of APB 28, noted above, as well as the SEC Staff’s Interpretive Response in SAB Topic 5-F, “Accounting Changes Not Retroactively Applied Due to Immateriality”, which states, in part:

If prior periods are not restated, the cumulative effect of the change should be included in the statement of income for the period in which the change is made (not to be reported as a cumulative effect adjustment in the manner of APB Opinion 20). Even in cases where the total cumulative effect is not significant, the staff believes that the amount should be reflected in the results of operations for the period in which the change is made. However, if the cumulative effect is material to current operations or to the trend of the reported results of operations, then the individual income statements of the earlier years should be retroactively adjusted.

Therefore, the Company has determined that restatement of the financial statements for fiscal year 2003 and related interim quarterly periods is not required.

5.                                       We read your responses to our comments 20 and 21 from our letter dated August 29, 2005 and our comment 79 from our letter dated July 29, 2005. Our comment 20 requested that you describe to us how you concluded that the significant increases in your warranty reserve balances and warranty provisions were not attributable to prior periods requiring a restatement of prior periods. Prior responses indicated that you observed increases in your return rates beginning in the late 1990’s. You have indicated that your estimates of the warranty reserve for each year represented your best estimate of the net impact of future warranty returns based on the best available information to you at the time of the estimate. You also have stated that it was not until 2004 that you changed the manner in which you estimate your warranty reserves, which improved the capture and processing of return information. Additionally, your response to comments 20 and 21 of our letter dated August 29, 2005 and the analysis provided in Exhibit B of your response dated September 12, 2005 discuss your analysis of the trends in the balance of the warranty reserve and your adjusted calculation pertaining to the relative stability of the reserve as a percentage of sales. However, your response does not discuss the seemingly significant changes in the warranty provisions from fiscal 2000 through the fiscal quarter ended May 29, 2005. Based on your responses relating to your analytic processes and analyses for warranties, it appears as though your analysis of the reserve was largely limited to the comparison of the warranty reserve ending balance to claims and also its relationship to net sales. In this regard, it appears as though limited analysis was performed on the relationship between the warranty provision recorded in any given period to the sales for which the provision related to and the comparison of claims received to provisions currently and previously recorded. If our assumption is incorrect, please tell us what additional factors you considered. Based on the above information, it is unclear to us how you concluded that changes in your warranty provisions were not correction of errors attributable to prior periods and that they were rather a change in estimate. You have cited paragraph 10 of APB 20 with an emphasis on the last sentence in that paragraph and paragraph 13 of APB 20. In considering this guidance, please include in your response how you determined this was not a correction of an error in light of the fact that you have stated that you were aware of the increasing trends in your warranties, but a more comprehensive tracking system for your warranties was not implemented until 2004. As a result, it is unclear to us how you determined that the warranty provisions in any given period were reasonably and reliably estimatable.

In response to the Staff’s comment, the Company respectfully advises the Staff that the analysis included in Exhibit B to the Company’s response letter dated September 9, 2005 was intended to provide additional information to the Staff with regard to the recent historical relationship of the reserve balance to net sales, but that such analysis does not set forth all information considered in arriving at the Company’s conclusions as to the appropriateness of the recorded reserve in each respective period. In addition to the relationship of the reserve to net sales, the Company also gave consideration to the relationship of claims to the reserve and the relationship of claims to net sales, all such relationships having been considered on a four-year moving average with respect to each date for which the reserve was being analyzed. Once arriving at an estimated required reserve balance by this process, the Company reviewed the results with the appropriate members of management to obtain their input as to the reasonableness of the relationships and the resulting reserves in light of their knowledge of business conditions and any known issues related to product defects. Such inquiry, on occasion, would result in the recording of additional amounts to the reserve such as has been noted in the Company’s additional MD&A disclosure provided in response to comment 1, in which the Company noted that additional reserves were established as a result of return credit processing difficulties arising from a system conversion in fiscal 2002.  The Company refers the Staff to Exhibit B for an expanded analysis of the relationship of the warranty reserve and provision to net sales, indicating the observed stability of those relationships over time after taking into account any isolated factors which may have impacted each year. The Company respectfully advises the Staff that it believes that the analysis performed in arriving at each period’s estimate of the required warranty reserve was based on the best information then available regarding the relevant facts and circumstances, that such belief is supported by the historical consistency of the warranty reserve and provision relationships to net sales over time, and that therefore the provisions were reasonably and reliably estimable.  Consequently, the Company believes that the requirement of FAS 5, “Accounting for Contingencies”, whereby an accrual shall not be recorded unless the loss can be reasonably estimated, has been met.

The Company also respectfully advises the Staff that the Company operates in an industry (bedding manufacturing) where the manufacturing processes and the technology involved in those processes do not lend themselves to a high risk of sudden material deviation from any historical warranty trends.  The manufacturing processes have essentially been very stable over time as the basic innerspring mattress has been manufactured for many years.  The relatively simple manufacturing process – essentially involving the assembly of acquired components as well as the manufacture of innerspring units – reduces opportunities for error that could result in potential warranty claims.  The primary materials used in an innerspring mattress have not fundamentally changed for many years (e.g., foam padding, steel springs, fabric coverings, etc.).  In addition, the Company deals with relatively few vendors for these materials and has over time been reimbursed by those vendors for any defective materials.  The Company has also been in business since the late 1800’s and has a proven track record of manufacturing quality products.  The Company is not aware of any situations in recent history where there has been a significant incidence of warranty defects or where there has been a significant product recall associated with either the materials or manufacturing processes.  When the Company experiences warranty claims, they typically result from isolated manufacturing and other product defects that are not related to a systematic product design issue.

With respect to the noted increasing trends observed in the provisions and reserves, the Company respectfully advises the Staff that such trends were noted in terms of absolute dollar increases but that, as noted above and in the Company’s response to comment 4, the trends of the relationships to net sales, notwithstanding isolated factors, were considerably more stable. Therefore the increases in the provisions in the reserves, in and of themselves, were not considered to be indicative of any problems related to warranties such that the Company’s then current analytical process might be insufficient to provide a reasonable and reliable estimate of the required reserve.  By fiscal 2003, however, the Company was aware that the roll-out of new one-sided mattress products, to be completed in fiscal 2004, would have a significant positive impact toward achieving the Company’s strategic goal of shifting the sales mix of its products to higher price point bedding. The Company anticipated that the dollar value of warranty claims associated with future sales would increase not only as a result of higher price levels, but also due to a higher rate of return associated with the more expensive products due to customers increased expectations regarding quality standards associated with such products. This expectation, combined with broader initiatives to control costs, lead the Company to develop an improved process to gather data related to product returns in order to better manage these warranty cost trends. As the process was implemented during fiscal 2004, the Company began to incorporate the newly available product return aging information into its warranty reserve estimation process in the interest of continuing to utilize the best available information in the preparation of its accounting estimates.  Paragraph 13 of APB 20 characterizes new information as being a change in estimate as follows:

Reporting a correction of an error in previously issued financial statements concerns factors similar to those relating to reporting an accounting change and is therefore discussed in the Opinion.  Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared.  In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.  Thus, an error is distinguishable from a change in estimate (emphasis added).

Therefore, changes in the reserve resulting from the use of this new information, primarily related to the age of returns among others, were properly accounted for in the current period in accordance with paragraph 31 of APB 20, which states in part:

The Board concludes that the effect of a change in accounting estimate should be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both.  A change in an estimate should not be accounted for by restating amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods (emphasis added).

Note 4: Stock Based Compensation, page F-19

6.                                       We read your responses to our comment 22 from our letter dated August 29, 2005 and our comment 80 from our letter dated July 29, 2005, as well as the correspondence you filed on July 19, 2005 relating to the methodology you used in determining the fair value of the issuance of your common stock and stock options. Your response dated September 12, 2005 states that between July 2004 and April 2005 there had been:

•                                          no other third-party sales of your common stock,

•                                          no significant milestones achieved,

•                                          no material agreements entered into, and

•                                          no material changes to industry or general economic conditions.

The first paragraph in your response dated September 12, 2005 states that you determined an adjustment was warranted in April 2005 because of two consecutive quarters of performance that significantly exceeded the results of the prior year and that this was evidence that the overall financial performance had improved and was not a one-time quarterly aberration. You further state that the results for the fourth quarter of fiscal 2004 were not available as of the date of the January 2004 issuances. Please tell us what consideration you gave to the following in concluding no adjustment should have been made to the fair value of the common stock and stock option issuances in January 2005:

•                                          relating to the third quarter of fiscal 2004 compared to third quarter 2003:

•                  net sales increased approximately 10%,

•                  gross profit as a percentage of net sales increased approximately 4% to 46%, and

•                  net income increased approximately $11.5 million, or 132% and

•                                          your results of operations for the first two months of your fourth fiscal quarter of 2004 and the impact these had on your forecasted and projected results of your fourth fiscal quarter of 2004.

In response to the Staff’s comment, as mentioned in the August 12, 2005 response letter (response to comment 80), the material facts and circumstances considered by the Company’s board of directors in reaching the determination of the fair value of the January 2005 transactions were that, between July 2004 and January 2005, there had been:

•                  no other third-party sales of Sealy common stock,

•                  no significant milestones achieved,

•                  no material agreements entered into,

•                  no material changes in Sealy’s prospects, financial condition or operations, and

•                  no material changes to industry or general economic conditions.

In determining that no adjustment should be made to the fair value of the common stock and stock option issuances in January 2005, the Company’s board of directors took into consideration all of the information available to it at the time of determination, including the Company’s financial performance for the third quarters of 2003 and 2004 and preliminary financial information (both actual and forecasted) relating to the fourth quarter of 2004.  As the specific focus of the Company’s board of directors was to determine whether a material change had occurred between July 2004 and January 2005, a comparison of the Company’s financial performance during the third quarter of 2004 with the third quarter of 2003 (i.e., a period that was completed 11 months prior to July 2004) was considered as part of the total mix of information available but was not accorded any incremental weight.

7.                                       We read your responses to our comment 23 from our letter dated August 29, 2005 and our comment 80 from our letter dated July 29, 2005, as well as the correspondence you filed on July 19, 2005 relating to the methodology you used in determining the fair value of the issuance of your common stock and stock options. The explanation in your response dated September 12, 2005 related to how you determined that a 9x multiple was appropriate is not clear. Please clarify how you determined the valuation of Simmons Company used in the acquisition by THL Partners in 2003 is applicable in determining the fair value of the issuances of your common stock and stock options. It is unclear how this valuation of Simmons in this acquisition would parallel your valuation two years later given seeming differences in, but not limited to the following:

•                                          general economic changes,

•                                          results of operations, and

•                                          financial position.

In response to the Staff’s comment, the Company determined that the valuation of Simmons Company was applicable in determining the fair value of the April 2005 issuances of common stock and stock options only to the extent that such transaction provided additional evidence of the appropriateness of a 9x multiple of Adjusted EBITDA to equity valuations in the bedding industry.  Transactions involving two of the largest manufacturers in the bedding industry (and with respect to which the sellers approached several potential buyers) were completed within five months of each other (November 2003 and April 2004), each of which was based upon a 9x multiple.  Within industries, EBITDA multiples tend to be consistent and, in the case of an established industry such as the bedding industry, such multiples do not fluctuate significantly over a relatively short period of time (such as the 17 month period from November 2003 to April 2005).

Accordingly, the fact that the financial position of Simmons and general economic conditions in November 2003 were not identical to the financial position of the Company and general economic conditions in April 2005 does not presumptively lead to a conclusion that the Simmons transaction should not be used to provide support for a 9x Adjusted EBITDA valuation in April 2005.  As mentioned in the September 9, 2005 letter (response to comment 23), adjustment of the multiple is not required or expected as a result of ordinary course changes in results of operations or general economic conditions, nor would an adjustment be required when comparing valuations of two different companies in the same industry.  Specifically, variations in financial performance cause adjusted EBITDA (and not the EBITDA multiple) to vary.  Accordingly, changes in equity valuation resulting from variations in financial performance are a direct consequence of changes to adjusted EBITDA (and not the EBITDA multiple).

8.                                       Based on your response to our comment 23 from our letter dated August 29, 2005, it is still unclear to us all of the information you used and obtained from outside transactions and industry measures that you used to support your use of the following assumptions in determining the fair value of the issuances of your common stock and stock options:

•                                          adjusted EBITDA,

•                                          a 20% discount and how this was deemed not to be excessive, and

•                                          the multiple of 9x.

As previously requested, please provide us with this information to help us better understand the factors considered in determining the fair value of your issuances of common stock and stock options. Please also clarify for us how you determined it was not necessary for you to use an alternative method to support and corroborate the conclusion you reached using the above methodology in determining the fair value of the issuance of your common stock and stock options. We may have further comments after you determine the price in which you intend to sell your common stock in this offering.

In response to the Staff’s comment, there are no additional materials obtained from outside transactions or industry measures that were used to support the Company’s use of the assumptions set forth above other than as previously disclosed.  As mentioned in the September 9, 2005 letter (response to comment 23), the Company’s board of directors determined it was not necessary to use an alternative method to support and/or corroborate the fair value conclusions in April 2005 because of its determination that a valuation based upon adjusted EBITDA, as well as taking into consideration the facts and circumstances discussed in the September 9, 2005 letter (response to comment 22), reflected the best indication of fair value for Sealy’s common stock at such date.  In reaching such determination (in particular, with respect to the appropriateness of the 20% discount), the Company’s board of directors also consulted orally with third parties familiar with the bedding industry and related valuation issues, although no written materials were requested from or prepared by such individuals.

Although a definitive price range for the offering has not been determined, for purposes of the Staff’s analysis the Company respectfully requests that the Staff assume an offering range of approximately $10 to $12 per share (not giving effect to the anticipated reverse stock split).  As additional support for the Company’s determination of fair value, attached as Exhibit C is an analysis of the Company’s equity valuation on a quarter by quarter basis (from third quarter 2004 through third quarter 2005 (expected)) using a 9x multiple of adjusted EBITDA for the trailing twelve months.  The Company believes that such analysis is helpful in bridging fair value at April 2005 to the expected offering price range.

*    *    *    *    *

Please do not hesitate to call me at 212-455-2948 (or, in my absence, Scott Fisher at 212-455-2456) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
JOSEPH H. KAUFMAN

cc:	Sealy Corporation
Kenneth L. Walker

cc:	Securities and Exchange Commission
Andrew P. Schoeffler

EXHIBIT A

Page 44 of Amendment No. 2

Warranties and Product Returns—Our warranty policy provides a 10-year non-prorated warranty service period on all currently manufactured Sealy Posturepedic, Stearns & Foster and Bassett bedding products and some other Sealy-branded products and a 20-year warranty period on our True Form visco-elastic product introduced late in the first fiscal quarter of 2005. Our policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded based on historical trends of warranty costs. Our estimate involves an average lag time in days between the sale of a bed and the date of its return applied to the current rate of warranty returns. Our accrued warranty liability totaled $13.9 million as of November 28, 2004. During fiscal 2004, we enhanced our data collection process with respect to warranty returns. This enhancement allows us to determine the age of the bed based on the manufacture date and allows us to specifically identify and track reasons for the return. This information has enabled us to refine the estimation process with respect to the estimated future warranty obligation and, more importantly, provides better management information with which we can isolate and remedy any causes for product defects.

Page 48 of Amendment No. 2

Cost of Goods Sold. Cost of goods sold for the six months ended May 29, 2005, as a percentage of net sales, decreased 1.5 percentage points to 55.8%. Cost of goods sold for the domestic business, as a percentage of net sales, decreased 2.2 percentage points to 53.7%. This decrease (as a percentage of net sales) is due primarily to the increase in average unit selling price as discussed above, partially offset by increased material costs. On a per unit basis, material costs increased 15.7% relative to the first half of 2004 due primarily to increased steel and foam product costs as well as changes in the sales mix toward higher price-point products. Variable conversion costs, however, decreased 8.2%, primarily due to increased manufacturing efficiency, lower health insurance costs, and lower product return costs. Domestic warranty costs were essentially flat compared to the six months ended May 30, 2004 which represented a slight decrease as a percentage of sales. We have not experienced any warranty return issues related to the recently introduced visco-elastic product line and do not expect warranty returns related to this line to be in excess of our other product lines. As previously discussed under ‘‘Critical Accounting Estimates’’ above, we enhanced our data collection process during 2004 with respect to warranty returns. This enhancement allows us to determine the age of the bed based on the manufacture date and allows us to specifically identify and track reasons for the return. This information has enabled us to refine the estimation process with respect to the estimated future warranty obligation and, more importantly, provides better management information with which we can isolate and remedy any causes for product defects. Because of the improved information, we believe this has improved our responsiveness to identified product defect issues which will likely result in claim trends more consistent with, if not lower than, that of net sales. Cost of goods sold for the international business, as a percentage of net sales, increased 1.1 percentage points to 63.9%. This increase is primarily due to higher material costs primarily in our European operations and increased product warranty costs in our Canadian and Brazilian markets, partially offset by increased manufacturing efficiency in Canada associated with the new product lines and improved product mix in Argentina.

Page 49 of Amendment No. 2

Cost of Goods Sold. Our cost of goods sold for year ended November 28, 2004, as a percentage of net sales, decreased 2.1 percentage points compared to fiscal 2003. Cost of goods sold for our domestic business, as a percentage of net sales, decreased 2.7 percentage points. This decrease (as a percentage of net sales) is due primarily to the increase in average unit selling price as discussed above, partially offset by increased material costs. On a per unit basis, material costs increased 2.8% relative to fiscal 2003 due primarily to increased steel costs partially offset by material cost savings associated with the new one-sided mattress construction. In addition, variable conversion costs increased 0.5 percentage points primarily due to higher product return costs, partially offset by increased manufacturing efficiency. Product return costs associated with warranties increased $8.3 million in fiscal 2004 over fiscal 2003. This increase includes approximately $2.7 million resulting in a change in estimate of the portion of product returns attributable to warranties, $0.7 million due to a change in estimate related to the average age of warranty returns and $1.1 million of other reserve adjustments associated with 2003. Excluding the effects of these items, our warranty provision increased approximately $2.7 million over fiscal 2003 largely due to overall sales volume increases and increased sales of higher price-point products. In addition, the portion of our sales sold to our largest customers continues to increase. These customers typically purchase more of our higher end products. Our products, and we believe those of our competitors, with higher average unit selling prices are typically returned more frequently as retailers and end-user consumers have a higher expectation of quality standards for such products. While we did experience a slight increase in warranty returns during the transition from two-sided to one-sided mattresses, such increase was not material to warranty claim trends. In addition, we have not experienced a measurable increase in warranty claims as a result of the recent introduction of our visco-elastic product line. Although we anticipate that the future growth trend of the warranty reserve and related warranty expense will be consistent with our overall sales growth trend, should our sales mix of higher-end products increase this could result in increased warranty provisions. The warranty reserve could also be impacted by the introduction of new products. Recent product launches have not resulted in a significant change in the warranty trend. Fixed manufacturing costs increased 6.3% per unit primarily driven by increased incentive compensation, higher rent costs associated with our new Albany facility and higher supervisory costs. Cost of goods sold for our international business, as a percentage of net sales, decreased 0.2 percentage points. This decrease is primarily due to increased manufacturing efficiency in Canada associated with the new product lines and better product mix in Brazil and Argentina, partially offset by higher material costs in the European market.

Page 51 of Amendment No. 2

Cost of Goods Sold. Our cost of goods sold for the year ended November 30, 2003, as a percentage of net sales, increased 1.2 percentage points compared to fiscal 2002. Cost of goods sold for our domestic business, as a percentage of net sales, increased 1.3 percentage points. This increase was primarily due to lower absorption of fixed costs due to lower unit sales, higher variable costs associated with health insurance costs, higher costs associated with product

A-2

returns, a lower mix of higher-end products that typically carry a higher margin than other products, costs associated with the shutdown of the Taylor facility in December 2002, manufacturing costs and roll-back pricing related to the roll out of the new UniCased design for our Posturepedic bedding line. Increased product return costs were partially offset by decreased warranty costs as we experienced higher return rates during 2002 as a result of process issues in a 2002 accounts receivable system conversion. This conversion resulted in temporary delays in the processing of certain customer transactions, including credits and deductions for customer returns, and the matching and clearing of those transactions from the accounts receivable aging. Consequently, certain customer return deductions were not resolved in a timely and effective manner, resulting in increased deductions that were ultimately resolved in favor of the customer. We recorded specific warranty reserve charges of $1.5 million in 2002 related to this issue. Cost of goods sold for our international business, as a percentage of net sales, increased 0.4 percentage points compared to 2002. This increase was primarily due to labor increases in the European business partially offset by lower material costs in the Canadian business, due primarily to the weakening of the U.S. dollar relative to the Canadian dollar as our Canadian business purchases a large percentage of its raw materials payable in U.S. dollars.

Page F-15 (footnote 2) of Amendment No. 2

(2) The warranty provision for fiscal 2004 includes approximately $2.7 million resulting from a change in estimate of the portion of product returns attributable to warranties and $0.7 million due to a change in estimate related to the average age of warranty returns and $1.1 million of other reserve adjustments associated with 2003. Excluding the effects of these items, the Company’s warranty provision increased approximately $2.7 million over fiscal 2003 largely due to overall sales volume increases and increased sales of higher price-point products. Products with higher average unit selling prices are typically returned more frequently as the Company’s customers have a higher expectation of quality standards for such products. Currently, the Company has not experienced and does not expect to experience in the future a significant increase in its warranty claims or provisions related to the transition from two-sided to one-sided mattresses that commenced in fiscal 2003 or the recent introduction of its visco-elastic product line.

A-3

EXHIBIT B

Sealy Corporation

Comparison of Warranty Reserve and Provision

For fiscal years 1998 through 2004

$’s in millions

								Six Months	Six Months
	2004	2003	2002	2001	2000	1999	1998	2005	2004

Warranty reserve as recorded	$13.9	$9.1	$9.5	$8.0	$7.5	$6.5	$5.4	$13.5	$9.0

Effects of items explained in the response:
Increase due to change in estimate of the portion of returns attributable to warranties	(2.7)							(2.7)
Increase due to increase in average age of warranty returns	(0.7)							(0.7)
Correction of error due to exclusion of international portion of reserve		1.1							1.1

Reserve adjusted to reflect explained items	$10.5	$10.2	$9.5	$8.0	$7.5	$6.5	$5.4	$10.1	$10.1

Sales	$1,314.0	$1,189.9	$1,189.2	$1,154.1	$1,070.1	$958.2	$866.4	$714.9	$634.8

Adjusted reserve as a percentage of sales	0.8%	0.9%	0.8%	0.7%	0.7%	0.7%	0.6%	1.4%	1.6%

Provision as recorded	19.3	11.0	14.1	9.8	9.2	8.7	8.1	7.8	7.3

Provision as a percentage of sales	1.5%	0.9%	1.2%	0.8%	0.9%	0.9%	0.9%	1.1%	1.1%

Adjustments to the provision
Increase due to change in estimate of the portion of returns attributable to warranties	(2.7)
Increase due to increase in average age of warranty returns	(0.7)
Correction of error due to exclusion of international portion of reserve	(1.1)	1.1
Specific accrual associated with an accounts receivable system conversion			(1.5)

Adjusted provision	14.8	12.1	12.6	9.8	9.2	8.7	8.1	7.8	7.3

Adjusted provision as a percentage of sales	1.1%	1.0%	1.1%	0.8%	0.9%	0.9%	0.9%	1.1%	1.1%

EXHIBIT C

	2004				2005
	Q3		Q4		Q1		Q2		Q3E
LTM Adjusted EBITDA	$172,100,000		$187,000,000		$204,021,000		$220,500,000		$230,800,000
Net Debt	$1,015,300,000		$951,600,000		$950,685,000		$927,100,000		$898,000,000
Hold Co Debt	$75,900,000		$77,792,000		$79,736,000		$81,705,000		$83,700,000
Multiple	9.0	x	9.0	x	9.0	x	9.0	x	9.0	x

Shares Outstanding	92,847,083		92,487,083		92,493,927		92,649,947		92,798,133
Options Outstanding	18,225,817		18,291,648		18,358,189		18,801,670		18,517,177
Option Exercise Cost	$59,297,526		$59,583,524		$59,875,639		$60,969,109		$60,833,263

Adjusted EBITDA Valuation Analysis

	2004				2005
	Q3		Q4		Q1		Q2		Q3E
LTM Adjusted EBITDA	$172.1		$187.0		$204.0		$220.5		$230.8
Multiple of EBITDA	9.0	x	9.0	x	9.0	x	9.0	x	9.0	x
Enterprise Value	$1,548.9		$1,683.0		$1,836.2		$1,984.5		$2,077.2
Net Debt (Including PIK)	$1,091.2		$1,029.4		$1,030.4		$1,008.8		$981.7
Equity Value	$457.7		$653.6		$805.8		$975.7		$1,095.5

Option Exercise Proceeds	$59.3		$59.6		$59.9		$61.0		$60.8
Equity Value plus Option Proceeds	$517.0		$713.2		$865.6		$1,036.7		$1,156.3

Fully Diluted Shares	111.073		110.779		110.852		111.452		111.315
Share Price	$4.65		$6.44		$7.81		$9.30		$10.39

Illiquidity Discount of 10%	$4.19		$5.80		$7.03		$8.37		$9.35

Illiquidity Discount of 20%	$3.72		$5.15		$6.25		$7.44		$8.31